Loper, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Loper, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2022	Dec 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$211,578.00	$225,010.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Total current assets	**$211,578.00**	**$225,010.00**
Property and equipment - net	$0.00	$0.00
Total assets	**$211,578.00**	**$225,010.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	**$0.00**
Convertible notes (if any)	$0.00	$0.00
Other long term liabilities	$116,475.48	$115,896.00
Total liabilities	**$116,475.48**	**$115,896.00**
Stockholders' Equity:		
Total value of common stock issued	$10.00	$10.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$625,000.00	$225,000.00
Additional paid-in capital		
Total stockholders' equity:	**$625,010.00**	**$225,010.00**
Total liabilities and stockholders' equity:	**$741,485.48**	**$340,906.00**

Loper, Inc.
Income Statement

Income Statement	Year Ended Dec, 2022	Year Ended Dec, 2021
Revenue - net	$38,000.00	$0.00
Cost of revenue	$0.00	$0.00
Gross profit/loss	**$38,000.00**	**$0.00**
Operating expenses	$551,422.00	$15,906.00
Operating profit/loss	**-$513,422.00**	**-$15,906.00**
Other income/expense	$0.00	$0.00
Net profit/loss	**-$513,422.00**	**-$15,906.00**

Loper, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2022	Year Ended Dec, 2021
Cash flows from operating activities	-$513,422.00	-$15,906.00
Cash flows from financing activities	$400,000.00	$340,906.00
Cash flows from investing activities	$0.00	$0.00
Cash at beginning of period	$325,000.00	$0.00
Net increase/decrease in cash	-$113,422.00	$325,000.00
Cash at the end of period	$211,578.00	$325,000.00

Loper, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2022	Year Ended Dec, 2021
Opening Balance	$225,010.00	
Net profit/loss	-$513,422.00	-$15,906.00
Stock Issued	$0.00	$10.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$625,010.00	$225,010.00

Loper, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
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1. ORGANIZATION AND PURPOSE

Loper, Inc. (the "Company") is a corporation organized in November 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In December 2021, the Company entered into two related party loan agreements. One for $57,978 with its CEO Sam Bernstein that accrues interest at a rate of 0.5% per annum with no set maturity date. As of 12/15/23, the outstanding principal plus interest on this loan was $58,237.74. The second for $57,978 with its COO Eric Menna that accrues interest at a rate of 0.5% per annum with no set maturity date. As of 12/15/23, the outstanding principal plus interest on this loan was $58,237.74. Also in December 2021, the Company sold $100,000 of SAFEs with a $7,500,000 valuation cap to the Bernstein Family 2018 Trust, the family of founder and CEO Sam Bernstein. In January 2022, the Company sold an additional $75,000 of SAFEs with a $7,500,000 valuation cap to Janet Remien and Gilbert Menna as Joint Tenants with Right of Survivorship, parents of founder and COO Eric Menna.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.